SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

BULLFROG GOLD CORP.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $.0001

 (Title of Class of Securities)

500614201

 (CUSIP Number)

November 10, 2012

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 500614201

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 2,775,251(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 550,000 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,775,251(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 550,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,325,251 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5% (1)(2)(3)
12	TYPE OF REPORTING PERSON* IN

(1)
Excludes: (i) 987,500 shares of common stock issuable upon the exercise of outstanding warrants;(ii) 800,000 shares of common stock issuable upon the conversion of Series B Preferred Stock; (iii) 788,461 shares of common stock held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power; and (iv) 125,000 shares of common stock issuable upon the exercise of outstanding warrants held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power. The Series B Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock within 60 days such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.

(2)
Held by GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”). Excludes (i) 500,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by GRQ 401k Plan (ii) 804,600 shares of common stock issuable upon conversion of Series B Preferred Stock held by GRQ 401k Plan; (iii) 1,304,600 shares of common stock issuable upon the exercise of outstanding warrants held by GRQ 401k Plan and (iv) 250,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Benefit Plan”). The Series A Preferred Stock, Series B Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock within 60 days such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.  The shares of common stock owned by GRQ 401k Plan and GRQ Defined Benefit Plan are deemed to be indirectly owned and controlled by Barry Honig.

(3)	Based on35,166,385 shares outstanding as of November 27, 2012.

CUSIP No. 500614201

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401k Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 550,000(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 550,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6% (2)
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes (i) 500,000 shares of common stock issuable upon conversion of Series A Preferred Stock (ii) 804,600 shares of common stock issuable upon conversion of Series B Preferred Stock; and (iii) 1,304,600 shares of common stock issuable upon the exercise of outstanding warrants held by GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”). The Series A Preferred Stock, Series B Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock within 60 days such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.  The shares of common stock owned by GRQ 401k Plan are deemed to be indirectly owned and controlled by Barry Honig.

(2)	Based on35,166,385 shares outstanding as of November 27, 2012.

Item 1(a).                 Name of Issuer:

Bullfrog Gold Corp.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

897 Quail Run Drive, Grand Junction, CO 81505

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”) and Barry Honig (together with GRQ 401k Plan, the “Reporting Persons”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard, Miami, Florida 33137

Item 2(c).                 Citizenship.

United States/Florida

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e).                 CUSIP Number.

500614201

Item 3. Type of Person

Not applicable.

Item 4.                      Ownership.

(a) Amount beneficially owned: 3,325,251 (1)(2).

(b) Percent of class: 9.5% (1)(2)(3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,775,251 (1).

(ii) Shared power to vote or to direct the vote: 550,000 (2).

(iii) Sole power to dispose or to direct the disposition of: 2,775,251 (1).

(iv) Shared power to dispose or to direct the disposition of: 550,000 (2).

Item 5.                      Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)
Excludes: (i) 987,500 shares of common stock issuable upon the exercise of outstanding warrants;(ii) 800,000 shares of common stock issuable upon the conversion of Series B Preferred Stock; (iii) 788,461 shares of common stock held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power; and (iv) 125,000 shares of common stock issuable upon the exercise of outstanding warrants held in UTMA accounts of Mr. Honig’s children, over which accounts Mr. Honig has no voting or dispositive power. The Series B Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock within 60 days such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.

(2)
Held by GRQ Consultants, Inc. 401k Plan (“GRQ 401k Plan”). Excludes (i) 500,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by GRQ 401k Plan (ii) 804,600 shares of common stock issuable upon conversion of Series B Preferred Stock held by GRQ 401k Plan; (iii) 1,304,600 shares of common stock issuable upon the exercise of outstanding warrants held by GRQ 401k Plan and (iv) 250,000 shares of common stock issuable upon conversion of Series A Preferred Stock held by GRQ Consultants, Inc. Defined Benefit Plan (“GRQ Defined Benefit Plan”). The Series A Preferred Stock, Series B Preferred Stock and warrants may not be exercised and the holder may not receive shares of common stock within 60 days such that the number of shares of common stock held by them and their affiliates after such exercise exceeds 4.99% of the then issued and outstanding shares of common stock. The percentage of ownership is therefore limited accordingly.  The shares of common stock owned by GRQ 401k Plan and GRQ Defined Benefit Plan are deemed to be indirectly owned and controlled by Barry Honig.

(3)	Based on35,166,385 shares outstanding as of November 27, 2012.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                      Identification and Classification of Members of the Group.

Not applicable.

Item 9.                      Notice of Dissolution of Group.

Not applicable.

Item 10.                    Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2012	By:	/s/ Barry Honig
Barry Honig

GRQ Consultants, Inc. 401k Plan

Date: November 28, 2012	By:	/s/ Barry Honig
Barry Honig President